Merav Gershtenman | 212 692 6806 | mgershtenman@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

October 2, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Jeffrey P. Riedler

Assistant Director

Re:	Immune Pharmaceuticals Inc.
Registration Statement on Form S-3
Filed August 22, 2014
Response Dated September 16, 2014
File No. 333-198309

Dear Mr. Riedler:

On behalf of Immune Pharmaceuticals Inc. (the “Company”), we hereby submit with the Securities and Exchange Commission (the “Commission”) our response to a comment issued by the staff (the “Staff”) of the Commissions’ Division of Corporate Finance in a letter dated October 1, 2014 (the “Letter”) from Jeffrey P. Riedler of the Staff to Daniel G. Teper, Chief Executive Officer of the Company, with respect to the Company’s above-mentioned registration statement (the “Registration Statement”). The response is based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company. For your convenience, we have incorporated into this response letter the comment issued by the Staff.

This letter is being submitted concurrently with an Amendment No. 1 to the Registration Statement filed with the Commission on the date hereof (the “Amendment”).

Prospectus Summary

Recent Developments, page 1

1.	Please refer to prior comment 2. Please expand your disclosure to include the information provided in your response, particularly your evaluation of the overall financial statement impact for the August Option Grants, August 2014 Private Placement and March 2014 Anti-Dilution Adjustments and Restated Warrants.

Response:	In response to the Staff’s comment, the Company has revised the disclosure in the Amendment to include the information provided by the Company in its previous response.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

October 2, 2014

* * *

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company is aware of its obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above response will be acceptable to the Staff. Please do not hesitate to call me at (212) 692-6806 with any comments or questions regarding the Registration Statement, the Amendment and this letter. We thank you for your time and attention.

Very truly yours,

/s/ Merav Gershtenman
Merav Gershtenman

cc:
Securities and Exchange Commission
Daniel Greenspan
Christina De Rosa
Franklyn Wyman
Joel Parker

Immune Pharmaceuticals Inc.
Daniel G. Teper, Chief Executive Officer
Sarit Steinberg, General Counsel & VP Operations
Peter Raihelgauz, VP Corporate Finance

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jeffrey P. Schultz, Esq.